

May 4, 2020

Bradley Yourist
Chief Executive Officer
Grapefruit USA, Inc
10866 Wilshire Boulevard, Suite 225
Los Angeles, CA 90024

      Re: Grapefruit USA, Inc
           Form 10-K for Fiscal Year Ended December 31, 2019
           Filed April 10, 2020
           File No. 000-50099

Dear Mr. Yourist:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Financial Statements for the Years Ended December 31, 2019 and 2018, page 23

1.   It appears that there have been certain changes to the financial statements presented in your Form 10-K compared to those previously filed in your Exchange Act reports. Please tell us about any changes made to your financial statements and explain why they were made. If changes were made to correct errors in your previously issued financial statements, provide the disclosures required by FASB ASC 250-10-50-7, and tell us how you considered filing an Item 4.02 Form 8-K.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation